Exhibit 99.40

Enthusiast Gaming Reports Strong Second Quarter 2020 Financial Results with Increase in Direct Sales and Subscriptions

●	Revenue totaled $7.0 million

●	Strong media revenue driven by direct sales and subscriptions

●	Successful second virtual Pocket Gamer Connects, with over 1,300 attendees and elite sponsors including: Facebook Gaming, Microsoft, Agora.io, Unity and Appsflyer

●	Exceeded internal expectations with gross margin at 46%

●	Page views increased 35% to 3.1 billion when compared to Q1 2020

●	Strong cash position of $8.4 million at quarter-end

●	Subsequent to quarter-end, the Company announced a $15 million bought deal financing and the acquisition of Omnia Media

TORONTO, Aug. 11, 2020 -- Enthusiast Gaming Holdings Inc. (TSX: EGLX) (OTCQB:ENGMF) (FSE: 2AV) (“Enthusiast Gaming” or the “Company”) announced its financial results for the three months ending June 30, 2020 (“Q2 2020”). All financial information is presented in Canadian dollars unless otherwise indicated.

Adrian Montgomery, CEO of Enthusiast Gaming commented, “I am pleased with our strong Q2 performance, even against the backdrop of a global pandemic which negatively affected advertising rates across the board. It was exciting to see our direct sales team emerge as a valuable contributor to both revenue and margin, as well as our Pocket Gamer events successfully move online. Our media revenue growth was further strengthened by a surge in subscriptions and an increase in ads served, and this momentum in our different revenue streams continues into Q3.” He continued, “Our Q2 results follow the transformational acquisition of Omnia Media announced last week. Acquiring Omnia will not only change the entire landscape of our business, but will also add immediate value both operationally and financially across every aspect of our platform, which will start to be reflected next quarter. The combination is highly complementary with our key priorities, and we look forward to working with Omnia’s experienced team as we integrate the businesses.”

Q2 2020 Financial Highlights

●	Q2 2020 total revenue was $7.0 million, compared to $7.1 million for the three months ended March 31, 2020 (“Q1 2020”). Q2 2020 revenue exceeded management’s expectations, driven by the Company’s media division outperforming amidst the COVID-19 pandemic. Annualized revenue per viewer in Q2 2020 was $0.12 increasing from $0.10 in Q1 2020.

●	Q2 2020 gross margin was 46%, compared to 46% in Q1 2020 and 34% in Q4 2019. The increase in gross margin in the current year as compared to Q4 2019 is attributable to the growth of higher margin revenue streams including direct sales and subscriptions, which are expected to continue to grow.

●	Viewer engagement increased 35% to 3.1 billion page views across the media platform, as compared to 2.3 billion page views during Q1 2020. The Company continues to see increased engagement across the entire media platform due to COVID 19.

●	Net loss in Q2 2020 was $5.2 million and net loss per share (basic and diluted) was $0.07. Net loss includes $1.4 million of interest and accretion, $1.1 million of amortization and depreciation, $0.3 million of share-based compensation, and a deferred income tax recovery of $0.4 million.

●	The Company ended Q2 2020 with a strong cash position of $8.4 million.

Other Second Quarter and Subsequent Event Highlights:

●	On April 8, 2020, the Company announced Pocket Gamer Connects digital, a virtual version of its leading B2B mobile event.

●	On April 14, 2020, the Company and Monkey Knife Fight partnered to bring fantasy sports to the esports gamer demographic. The Company developed an integrated marketing plan for Monkey Knife Fight utilizing its platform of diverse assets.

●	On May 6, 2020, the Company announced a multi-year partnership with G FUEL, a leading energy drink company, to use the Company’s diverse platform of assets to build brand awareness and engage with its community of over 200 million young avid gamers.

●	On May 11, 2020, the Company entered into a content creation partnership with ZHU, one of the world’s leading DJ’s. To celebrate the partnership, the Company and its subsidiary, Luminosity Gaming, launched a world exclusive virtual concert to promote the partnership, new single “ONLY” and Raising funds for MusiCares Relief Fund.

●	On May 20, 2020, Enthusiast Gaming announces partnership between the Vancouver Titans and Pizza Hut Canada, to be the official pizza of the team.

●	On May 25, 2020, the Company announced its second virtual “Pocket Gamer Connects” attracted 1,300 attendees and elite sponsors including Facebook Gaming, Microsoft, Agora.io, Unity and Appsflyer.

●	On June 25, 2020, the Company announced that its esports team, The Vancouver Titans, formed a new partnership with Circle K, a leading convenience store chain across North America.

●	On June 29, 2020, the Company partnered with SpiderTech Athletic Tape to drive awareness across entire media, entertainment and esports platforms.

●	On August 6, 2020, the Company announced a transformational acquisition of Omnia Media, forming the largest gaming media, esports and entertainment platform in North America.

●	On August 6, 2020, the Company announced a $15 million bought deal financing led by Canaccord Genuity, Paradigm Capital and Haywood Securities.

Certain information provided in this news release is extracted from the unaudited condensed consolidated interim Financial Statements and Management’s Discussion & Analysis (“MD&A”) of the Company for the three and six months ended June 30, 2020, and should be read in conjunction with them. It is only in the context of the fulsome information and disclosures contained in the unaudited condensed consolidated interim Financial Statements and MD&A that an investor can properly analyze this information. The Financial Statements and MD&A can be found under the Company’s profile on www.sedar.com.

For additional information on the Company’s $15 million bought deal financing and the acquisition of Omnia Media see the Company’s press release dated August 6, 2020.

About Enthusiast Gaming

Enthusiast Gaming (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV) is building the world’s largest platform of communities for gamers and esports fans. Already the largest gaming platform in North America and the United Kingdom, the Company’s business is comprised of three main pillars: Media, Entertainment and Esports. Enthusiast Gaming’s digital media platform includes approximately 100 gaming related websites and 900 YouTube channels which collectively reach 160 million visitors monthly. The Media platform generates over 30 billion ad requests and approximately a billion views per month. Enthusiast’s esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. Collectively, the integrated ecosystem reaches over 200 million gaming enthusiasts on a monthly basis. Enthusiast Gaming’s entertainment division, EG Entertainment owns and operates Canada’s largest gaming expo, Enthusiast Gaming Live Expo, EGLX (eglx.com), and the largest mobile gaming event in Europe, Pocket Gamer Connects (www.pgconnects.com). For more information on the Company visit www.enthusiastgaming.com. For more information on Luminosity Gaming visit luminosity.gg.

CONTACT INFORMATION:

Alex Macdonald

Chief Financial Officer

(416) 623-9360

Investor Relations:

Julia Becker

Head of Investor Relations & Marketing

jbecker@enthusiastgaming.com

(604) 785-0850

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Such information may involve, but is not limited to, comments with respect to strategies, expectations, planned operations and future actions of the Company. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results "may", "could", "would", "might" or "will" (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking information is based on currently available competitive, financial and economic data and operating plans, strategies or beliefs as of the date of this news release, but involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of Enthusiast to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors may be based on information currently available to Enthusiast, including information obtained from third-party industry analysts and other third-party sources, and are based on management's current expectations or beliefs regarding future growth, results of operations, future capital (including the amount, nature and sources of funding thereof) and expenditures. Any and all forward-looking information contained in this press release is expressly qualified by this cautionary statement. Trading in the securities of the Company should be considered highly speculative.

There are measures included in this news release that do not have a standardized meaning under generally accepted accounting principles (GAAP) and therefore may not be comparable to similarly-titled measures and metrics presented by other issuers and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. In particular, “revenue per view” is a non-GAAP measure. Enthusiast Gaming includes these measures because it believes certain investors use these measures and metrics as a means of assessing financial performance and that such measures highlight trends in the Company's financial performance that may not otherwise be apparent when one relies solely on GAAP measures. "Revenue per viewer" is measured as the Company’s media revenue plus certain categories of esports revenue including sponsorship and streaming revenue, the sum of which is then divided by the average monthly viewers over the indicated period. In the case of an interim three month period, the quotient is multiplied by four for presentation as an annualized figure.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.